[Autodesk Letterhead]

October 6, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief

Mark Kronforst, Assistant Chief Accountant

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2006 Filed March 30, 2006
Form 10-Q for Quarterly Period Ended April 30, 2006 Filed June 6, 2006
Form 8-K Filed May 18, 2006
Form 8-K Filed August 17, 2006
File No. 0-14338

Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated September 21, 2006, relating to the above-referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Autodesk’s response.

Form 8-K Filed August 17, 2006

1.	We note the disclosures in your Form 8-K dated August 17, 2006 regarding the voluntary review of your historical stock option granting practices and related accounting. Please tell us the current status of your review and explain what consideration you have given, to date, of the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In addition, tell us what consideration you gave to providing disclosure, in your Form 8-K filed on August 17 or subsequent filings, of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

We supplementally advise the Staff that, as of the date hereof, the Audit Committee’s review of the Company’s historical stock option granting practices and related accounting issues is ongoing. The Audit Committee has engaged independent outside legal counsel and accounting experts to assist in the review and has also advised the Company’s independent auditors of the review. The Audit Committee, with the assistance of its independent legal and accounting advisors, has collected and is in the process of reviewing documents relevant to its review and is also conducting a series of interviews with current and former executives, employees, directors, and others who were involved in the stock option grant process or who may otherwise have information relevant to this review.

Securities and Exchange Commission

Re: Autodesk, Inc.

October 6, 2006

With respect to the Staff’s comment regarding the Company’s consideration of the accounting and disclosure implications related to matters stemming from the Audit Committee’s review, we note that Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”) requires that an estimated loss from a loss contingency shall be accrued by a charge to income if (1) it is probable that a liability has been incurred and (2) the amount of loss can be reasonably estimated. SFAS No. 5 also requires disclosure regarding such accrued loss contingencies to the extent that they are material. FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss” (“FIN 14”) indicates that where the reasonable estimate of a loss is a range, the amount of loss can be reasonably estimated and an amount should be accrued for the loss.

At this time, the Audit Committee has not completed its work, nor has it reached any final conclusions. Although the review is continuing, the Audit Committee has reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain broad-based employee stock option grants issued in the past differ from the recorded grant dates of such awards. As a result, the Audit Committee believes the Company will record additional non-cash stock-based compensation expense related to stock option grants, but it is not yet able to determine the amount of such charges or the resulting tax and accounting impact of these actions or whether any historical periods would require restatement. Any additional non-cash stock-based compensation expense recorded will not affect the Company’s previously reported cash positions or revenues.

Because of the ongoing nature of the review, final recommendations by the Audit Committee’s independent outside legal and accounting advisors have not yet been provided and therefore, any amount of additional compensation expense or other impact resulting from the Company’s historical stock option granting practices can not be determined at this time. The Company is evaluating the accounting and disclosure implications of SFAS No. 5 and FIN 14 and will reach conclusions on these matters following the actions and recommendations by the Audit Committee.

We also respectfully advise the Staff that the Company has publicly disclosed the following information regarding potential claims or litigation and possible legal or regulatory action:

•	Form 8-K filed August 17, 2006, Ex. 99.1 (excerpt): “In addition, the company’s Audit Committee is conducting a voluntary review of the company’s past stock option granting practices and the related accounting impact. There can be no assurance that the outcome of that review will not result in a change to or restatement of financial results provided by the company for this or any historical period. In addition, the review and possible conclusions may have an impact on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded; accounting adjustments to our financial statements for the periods in question; our ability to file required reports with the SEC on a timely basis; our ability to meet the requirements of the NASDAQ Stock Market for continued listing of our shares; potential claims and proceedings relating to such matters, including shareholder litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the company resulting from any accounting adjustments or other factors.”

Securities and Exchange Commission

Re: Autodesk, Inc.

October 6, 2006

•	Form 8-K filed September 5, 2006, Item 8.01: “As previously disclosed on August 17, 2006, the Audit Committee of the Board of Directors of Autodesk, Inc. (the “Company”) is conducting a review of the Company’s stock option grant practices, with the assistance of independent outside legal counsel. As this review remains ongoing, the Company does not expect to be in a position to file its Form 10-Q for the second fiscal quarter by the September 11, 2006 deadline or the September 18, 2006 extended deadline. The Company contacted the Securities and Exchange Commission staff to inform them about the ongoing review and, as a result, received a request for information in connection with an informal inquiry. The Company is cooperating with the SEC in connection with the informal inquiry.”

•	Form 8-K filed September 19, 2006, Item 3.01: “Autodesk, Inc. (the “Company”) announced that it will request a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) in response to the receipt of a Nasdaq Staff Determination letter on September 13, 2006 indicating that the Company is not in compliance with the filing requirements for continued listing as set forth in Marketplace Rule 4310(c)(14). As anticipated, the letter was issued in accordance with NASDAQ procedures due to the delayed filing of the Company’s Form 10-Q for the quarter ended July 31, 2006. Pending a decision by the Panel, Autodesk shares will remain listed on the NASDAQ Stock Market.”

•	Form 8-K filed October 6, 2006, Ex. 99.1 (excerpt): “The Audit Committee’s review is ongoing and the conclusions discussed in this press release are preliminary. There can be no assurance that the outcome of the review will not result in a change to or restatement of financial results provided by the Company for any historical or future period. In addition, the review and possible conclusions have had and may in the future have an impact on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded, accounting adjustments to the Company’s financial statements for certain periods, and the Company’s ability to timely file required reports with the SEC and meet the requirements of the NASDAQ Global Select Market for continued listing of its shares. The stock option grant practices under review and related matters could also lead to potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other regulatory agencies, and negative tax or other implications for the Company resulting from any accounting adjustments or other factors.”

* * * * *

Securities and Exchange Commission

Re: Autodesk, Inc.

October 6, 2006

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at (415) 507-6662. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126, as well as that of Mr. Steven Bochner of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811, and Mr. Edwin Aro and Mr. Paul Hilton of Hogan & Hartson LLP, our Audit Committee’s independent legal counsel at (303) 899-7333. Thank you for your assistance.

Very truly yours,

AUTODESK, INC.

/s/ PASCAL W. DI FRONZO
Pascal W. Di Fronzo
Vice President and General Counsel

Cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati
Edwin Aro, Esq., Hogan & Hartson LLP
Paul Hilton, Esq., Hogan & Hartson LLP